December 19, 2006

Via Facsimile 202-772-9368
and Via EDGAR

Ms. Carmen Moncada-Terry

Ms. Jennifer Goeken

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C.  20549

Re:                             Cano Petroleum, Inc.

Registration Statement on Form S-1

Filed October 13, 2006

File No. 333-138003

Form 10-Q, for Fiscal Quarter ended September 30, 2006

Filed November 14, 2006

File No. 001-32496

Dear Ms. Moncada-Terry and Ms. Goeken:

On behalf of Cano Petroleum, Inc. (the “Company”), we are submitting a draft for your review of the Company’s responses to the accounting comments to the Company’s Form S-1 filed on October 13, 2006 (the “Form S-1) and the Company’s Form 10-Q for the fiscal quarter-ended September 30, 2006 (the “Form 10-Q”) set forth in the letter from the Securities and Exchange Commission (“SEC”) dated December 14, 2006.

The staff’s comments are set forth below and the Company’s responses are set forth after the staff’s comments.

1.                                       We note from your disclosure that you sold in a private placement on September 6, 2006, 49,116 shares of Series D Convertible Preferred Stock and 6,584,247 shares of common stock with a warrant component.  Based on your disclosures under this heading, please address the following:

Ms. Carmen Moncada-Terry

Ms. Jennifer Goeken

December 19, 2006

Series D Convertible Preferred Stock

•                  We note that you have accounted for the issuance of the preferred stock under the provisions of SFAS 150 and EITF D-98 as temporary equity.  Please provide a detailed analysis that supports your treatment of this instrument under SFAS 150 or revise your accounting as appropriate.  In this regard, it appears that this stock is a conditionally redeemable instrument outside the scope of SFAS 150 since redemption is conditional (i.e. the holder could elect to convert).  See paragraph A9 of SFAS 150.  If you determine that this instrument is not within the scope of SFAS 150, you are required to determine whether the instrument and any embedded derivatives are within the scope of SFAS 133 (i.e. it is a derivative that must be accounted for at fair value with changes in fair value recorded in earnings) and/or EITF 00-19.  Please see our website for the Current Accounting and Disclosure Issues in the Division of Corporation Finance, Section II.B located at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf for further guidance.

Warrant to purchase common stock

•                  We note that you determined the fair value of the warrants issued as a component of the common stock and reported $2.3 million in Additional Paid-In Capital.  Please provide a detailed analysis that supports your conclusion that this warrant does not represent a derivative required to be accounted for under the provisions of SFAS 133 and/or EITF 00-19 or revise your accounting as appropriate.  In this regard, we note Section 2.2 of the warrant agreement, filed in Form 8-K on September 11, 2006, indicates that there is a cashless exercise option associated with the warrant.  Please refer to DIG A17 of SFAS 133, which states that “if either counterparty could net share settle the contract, then it would be considered a derivative, regardless of whether the net shares received were readily convertible to cash as described in paragraph 9(c) or were restricted for more than 31 days.”  See the above referenced website for further guidance.

Response:  Please see the attached internal memorandum from Michael Ricketts, Principal Accounting Officer of the Company, setting forth the Company’s internal analysis and conclusions regarding this matter.

2.                                       Based on your disclosures regarding the alleged wildfire in Carson County and the litigation surrounding the event, please confirm, if true, that you have recorded loss contingencies to the extent required by the guidance in SFAS 5 or otherwise advise.

Ms. Carmen Moncada-Terry

Ms. Jennifer Goeken

December 19, 2006

Response:  After consultation with counsel, at the date of the financial statements, the Company believed, and currently believes, that it was not and is not probable that an asset has been impaired or a liability has been incurred with respect to the litigation such that the recording of a loss contingency would be required under SFAS 5.

3.                                       We note your statement that “There was no change in our internal control over financing reporting, except for strengthening internal controls over the recording of deferred income taxes, or in other factors that could affect the internal control over financial reporting during our last fiscal quarter that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”  Please revise your disclosure to definitively state whether you had “any change” in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to, materially affect your internal control over financial reporting.

Response:  Attached is a blackline of the Controls and Procedures reflecting the proposed modifications to reflect the change in the Company’s internal control over financial reporting that materially affected, or is reasonably likely to, materially affect the Company’s internal control over financial reporting.

Enclosed herewith is a statement from the Company regarding (i) the responsibility of the Company for the adequacy and accuracy of the disclosure in the filings, (ii) the fact that the staff’s comments or changes in disclosures in response to staff comments do not foreclosure the SEC for taking any action with respect to the filing; and (iii) the fact that the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

Ms. Carmen Moncada-Terry

Ms. Jennifer Goeken

December 19, 2006

Please let me know if the proposed responses are acceptable so that we can prepare and file Amendment No. 1 to the Form S-1 and the Form 10-Q/A.  You can reach me at 214.651.5119.

Very truly yours,

W. Bruce Newsome

Direct Phone Number: 214.651.5119

Direct Fax Number: 214.200.0636

Bruce.newsome@haynesboone.com

cc:           James K. Teringo, Jr.

MEMORANDUM

To:              File                                                                                                                                      Date: September 30, 2006

From:          Mike Ricketts

Subject:               Reviewing the various accounting pronouncements to properly account for our $81MM Equity Issuance

Background

On September 6, 2006, we sold in a private placement 49,116 shares of Series D Convertible Preferred Stock at a price of $1,000.00 per share and 6,584,247 shares of common stock at a price of $4.83 per share, the three day average closing price of the stock prior to the execution of the definitive agreements, plus a warrant component.  The preferred stock has a 7.875% dividend and features a paid-in-kind (“PIK”) provision that allows, at the investor’s option, the investor to receive additional shares of common stock upon conversion for the dividend in lieu of a cash dividend payment.  Holders of approximately 55% of the preferred stock chose the PIK dividend option.  The convertible preferred stock is convertible to common stock at a price of $5.75 per share and the common stock was subject to 25% warrant coverage at an exercise price of $4.79 per share.  If any Series D Convertible Preferred Stock remains outstanding on September 6, 2011, we are required to redeem the Series D Convertible Preferred Stock for a redemption amount in cash equal to the stated value of the Preferred Stock, plus accrued dividends and PIK dividends.  Gross proceeds from the transactions are $80.9 million, of which $49.1 million is preferred stock, and common stock and warrants are $31.8 million.  Net proceeds were $76.2 million after deducting for issuance costs of $4.7 million.

The warrant component totals 1,646,061 common shares and is exercisable at $4.79 per share.  The exercise period commences on March 5, 2007 and expires on March 6, 2008.  We computed the fair value of the warrants at September 6, 2006 as approximately $2.3 million. We have included the fair value of the warrants in Additional Paid-In Capital on our consolidated balance sheet as of September 30, 2006.

Classification of Preferred Stock

Based upon our review of the provisions of Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity and EITF D-98 “Classification and Measurement of Redeemable Securities”, we have classified the issuance of preferred stock is accounted for as temporary equity.

We considered two issues related to the classification of our preferred stock. Those issues are: whether the preferred stock should be presented as a liability or equity; and if the preferred stock is equity, should it be classified as temporary?

The support for our decision not to classify the preferred stock as a liability is based on SFAS 150 — paragraphs 9 and 10, and the example shown in paragraph A9 as shown below.

“9.      A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity.  A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.”

“10.      A financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable—and, therefore, becomes a liability—if that event occurs, the condition is resolved, or the event becomes certain to occur.”

“A9.      For another example of a conditionally redeemable instrument, an entity may issue preferred shares with a stated redemption date 30 years hence that also are convertible at the option of the holders into a fixed number of common shares during the first 10 years.  Those instruments are not mandatorily redeemable for the first 10 years because the redemption is conditional, contingent upon the holder’s not exercising its option to convert into common shares. 15  However, when the conversion option (the condition) expires, the shares would become mandatorily redeemable and would be reclassified as liabilities, measured initially at fair value”.

There are situations that could occur that would cause the preferred stock to be redeemable at the option of the holders (e.g. dividend payments are not paid, effectiveness of registration statement is not maintained, and must be redeemed after 5 years if not previously converted).  However, these items are all conditional, and would not require us to present the preferred stock as a liability until the condition occurs.  Therefore, the preferred stock is not a liability under SFAS 150.

The support for our decision to classify the preferred stock as a temporary equity is based on EITF D-98 - paragraphs 2, 3, 4 and 9 -, as shown below:

“2.      Rule 5-02.28 of Regulation S-X1 1 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.  Although the rule specifically describes and discusses preferred securities, the SEC staff believes that Rule 5-02.28 of Regulation S-X also provides analogous guidance for other equity instruments including, for example, common stock and derivative instruments that are classified as equity pursuant to Issue No. 00-19, ‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.’”

“3.      As noted in Accounting Series Release No. 268 (ASR 268), the Commission reasoned that  ‘[t]here is a significant difference between a security with mandatory redemption requirements or whose redemption is outside the control of the issuer and conventional equity capital.  The Commission believes that it is necessary to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent capital.’2  Upon a reporting entity’s adoption of FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, certain instruments that previously were reported as part of shareholder’s equity (including temporary equity) will be reported as liabilities.  [Note:  See Subsequent Developments section below.]  Consequently, the presentation requirements outlined in ASR 268 (Rule 5-02.28 of Regulation S-X), and the interpretive guidance in this staff announcement, do not apply to those instruments after the effective date of Statement 150.  ASR 268 and the interpretive guidance in this staff announcement continue to be applicable for instruments that are not within the scope of Statement 150.”

“4.      Rule 5-02.28 of Regulation S-X requires securities with redemption features that are not solely within the control of the issuer to be classified outside of permanent equity.  The SEC staff believes that all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur-without regard to probability-would require the security to be classified outside of permanent equity. ”

“9.      Securities with provisions that allow the holders to be paid upon the occurrence of events that are not solely within the issuer’s control should be classified outside of permanent equity.  Such events include:

•      The failure to have a registration statement declared effective by the SEC by a designated date

•      The failure to maintain compliance with debt covenants

•      The failure to achieve specified earnings targets

•      A reduction in the issuer’s credit rating.”

The preferred stock will be redeemed if it is still outstanding on September 6, 2011.  Also, on October 13, 2006, Cano filed its Form S-1 registration statement with the SEC.  We may be subject to a penalty of 1.5% of the gross proceeds if we do not obtain SEC effectiveness of the Form S-1 within 120 days of the September 6, 2006 closing date. Since it is not within Cano’s control to have a registration statement declared effective by the SEC by a designated date and redemption is not within Cano’s control, the preferred stock issuance will be classified outside of permanent equity into a captioned titled Temporary Equity.

Effect of SFAS 133, EITF 00-19 and EITF 05-2 regarding Conversion Feature and Warrants

We considered whether the conversion feature of the preferred stock constitutes a derivative and requires bifurcation, presentation as a liability and marked-to-market.  We concluded that since the preferred stock is convertible into common stock at a fixed price of $5.75 per share, and the conversion is not based on a floating index that varies; therefore, the exception of SFAS 133 11(a) does apply.  There are circumstances that the $5.75 conversion price could change, such as if Cano sells common equity at a price less than $5.75, then the subscription agreement provides a downward adjustment to the conversion price based on a fixed formula. However, such a sale is under the company’s control and would not be completed if insufficient shares were available.  See discussion of EITF 05-02 below.  There are no other possible adjustments that would lower the $5.75 conversion price other than typical mathematical adjustments for stock splits, stock dividends and recapitalizations.

EITF 05-2 sites a provision in EITF 00-19 that provides for an exception to the criteria in paragraphs 12-32 of EITF 00-19 when evaluating whether a “conventional convertible debt instrument” in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer) contains an embedded derivative indexed to the company’s own stock that would require bifurcation.  EITF 05-2 state the “…Task Force reached a consensus that instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered ‘conventional’ for purposes of applying Issue 00-19.”  This supports the exception to derivative treatment provided by SFAS 133 11(a).

EITF 00-19 states “The Task Force reached a consensus that for purposes of evaluating under Statement 133 whether an embedded derivative indexed to a company’s own stock would be classified in stockholders’ equity if freestanding, the requirements of paragraphs 12-32 of this Issue do not apply if the hybrid contract is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer .”  Since, based on paragraph nos. 6 and 8 - issue 2 of EITF 05-2, we concluded the convertible feature of the preferred stock issuance is “conventional,” then the exemption of SFAS 133 11(a) does apply.

We considered whether the cashless exercise feature of the warrants constitutes a derivative to be accounted for under the provisions of SFAS 133 and EITF 00-19.  We reviewed DIG A17 of SFAS 133 titled “Definition of a Derivative: Contracts That Provide for Net Share Settlement.”  Under the provisions of DIG A17, since our warrants have the cashless exercise feature, we would be required to classify the warrants as a derivative, unless they qualify for the exception based on paragraph 11(a) of SFAS 133.  We concluded that since the warrants are exercisable at a fixed price of $4.79 per share, and the exercise price is not based on a floating index that varies; therefore, the exception of SFAS 133 11(a) does apply per consideration of the guidance in EITF 00-19 as noted in evaluation of the conversion feature addressed above.  There are no circumstances that the $4.79 exercise price could change except for typical mathematical adjustments for stock dividends, split-ups, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations or the like.

Warrants Accounting

Cano computed $2.3 million fair value of the warrants based on the Black-Scholes option pricing model and believes the warrant fair value is solely equity and should not result in a reduction in the amount assigned to preferred stock.  The supporting reasons are:

1.               The warrants are free-standing and may be sold independently by the common stock holders without being required to sell common shares.

2.               The warrants only attached to the investors of the common stock.  The $81 million offering may have the appearance of selling preferred and common stock in one offering.  However, there were two distinct investor groups that separately purchased the preferred and common stock as shown in Exhibit A.

Exhibit A

Derivative Hedging Contracts

We are required to enter into financial contracts to hedge a portion of our production at specified prices for oil and natural gas. The objective of the hedging contracts is to reduce our exposure to commodity price risk associated with expected oil and natural gas production.  By achieving this objective we intend to protect the outstanding debt amounts and maximize the funds available under our existing debt agreements, which should enable us to support our annual capital budgeting and expenditure plans.  We have purchased hedging contracts that set “price floors” for our crude oil and natural gas production.

During our fiscal year ended June 30, 2006, we paid $6.1 million to enter into financial contracts to set price floors, as summarized in Note 4.

We have no derivative hedging contracts that set a price ceiling. We do not designate our derivatives as cash flow or fair value hedges. We do not hold or issue derivative financial instruments for speculative or trading purposes. We are exposed to credit losses in the event of nonperformance by the counterparties to our financial hedging contracts. We anticipate, however, that our counterparty, Union Bank of California, will be able to fully satisfy their obligations under the contracts. We do not obtain collateral or other security to support our financial hedging contracts subject to credit risk but we monitor the credit standing of the counterparties. At June 30, 2006, we had a receivable balance due from our counterparties amounting to $161,173, and at September 30, 2006, we had a receivable due from our counterparties amounting to $280,144.

Changes in the fair values of our derivative instruments are recorded immediately in earnings in other income on our statements of operations. Cash flows resulting from the settlement of our derivative instruments are recorded as other income or expense in the consolidated statements of operations. During the twelve-month period ended June 30, 2006, there were settlements under our derivative agreements due to Cano amounting to $540,871, and during the three-month period ended September 30, 2006 there were settlements under our derivative agreements due to Cano amounting to $516,329 which are included in our Consolidated Statements of Operations under “Crude oil and natural gas sales.”  The settlements were cumulative monthly payments due to Cano since the NYMEX natural gas price was lower than the $8.50 and $7.60 “floor natural gas prices.”  The cash flows relating to the derivative instruments are reflected in operating activities on our statements of cash flow.

Our mark-to-market valuations used for our derivative instruments were based on prices that are actively quoted and provided by external sources. In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, we recorded the $5.3 million payment as Derivative Assets. SFAS 133 also provides that derivative instruments be measured at fair value on the balance sheet date.  During the twelve month period ended June 30, 2006, we recognized losses on hedge contracts to our Consolidated Statements of Operations amounting to $3,245,588 under “Unrealized loss on hedge contracts.”  During the three month period ending September 30, 2006, we recognized a gain on hedge contracts to our Consolidated Statements of Operations amounting to $536,026 under “Unrealized gain on hedge contracts.”  At June 30, 2006, our Derivative Assets totaled $2,882,814, of which $1,705,855 is considered long-term, and at September 30, 2006, our Derivative Assets totaled $3,418,840, of which $1,657,888 is considered long-term.

If crude oil prices fell $1 below our hedged crude oil price floor, we would save approximately $100,000 due to having the crude oil price floor hedge in place.  If natural gas prices fell $1 below our hedged natural gas price floor, we would save approximately $340,000 due to having the natural gas price floor hedge in place.

Item 4. Controls and Procedures.

As discussed in our Form 10-KSB dated June 30, 2006, we did not maintain effective controls over the preparation and review of deferred tax liabilities and the related deferred income tax benefit. Specifically, this pertained to apportioning taxes between states to correctly account for the effect of changes to the state of Texas tax laws in May 2006. Internal controls have been strengthened through increased review and communication between Cano and the third-party tax preparer, which began during the preparation of the income tax accrual for the quarter ended September 30, 2006.

During the course of performing our quarter end closing procedures, as discussed in Note 11, our internal controls detected that a senior executive was involved in fraudulent sales to Cano of equipment and materials.  In the opinion of management, failure to set up adequate controls over payments to vendors represents a material weakness in the Company’s internal control over financial reporting as of September 30, 2006.  We have implemented additional procedures to strengthen our internal controls over accounts payable processing subsequent to September 30, 2006.  The additional procedures involve additional procedures to set-up new vendors in our accounts payable system and additional review of vendor invoices prior to payment.

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our chief executive officer, chief financial officer and principal accounting officer of our disclosure controls and procedures as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”). Based upon this evaluation, our chief executive officer, chief financial officer and principal accounting officer concluded that our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (1) accumulated and communicated to our management, including our chief executive officer, chief financial officer and principal accounting officer, as appropriate to allow timely decisions regarding required disclosure; and (2) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  This specifically pertained to the accounts payable processing, as previously discussed.

As discussed above with respect to strengthening our internal controls over recording of deferred income taxes, a change in our internal control over financial reporting occurred during the fiscal quarter ended September 30, 2006 that materially affected, or is reasonably likely to, materially affect our internal control over financial reporting.  As previously stated, we implemented additional procedures to strengthen our internal controls over accounts payable subsequent to September 30, 2006.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings.

See Note 11 which is incorporated into this “Item 1. Legal Proceedings” by reference.

Item 1A. Risk Factors.

Since on June 30, 2006, we were a “small business issuer,” we did not have to include in our Form 10-KSB “Risk Factors.”  Now that we are no longer a “small business issuer,” we have provided risk factors as set forth below.

Risks Related to Our Industry

Oil and natural gas prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for the oil and natural gas we produce and sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. Historically, the markets for oil and natural gas have been volatile and they are likely to continue to be volatile. Wide fluctuations in oil and natural gas prices may result from relatively minor changes in the supply of and demand for oil and natural gas, market and political uncertainty and other factors that are beyond our control, including:

•                                          worldwide and domestic demands and supplies of oil and natural gas;

•                                          weather conditions;

•                                          the price and availability of alternative fuels;

•                                          the availability of pipeline capacity;

Cano Petroleum, Inc.
801 Cherry Street, Suite 3200
Fort Worth, Texas 76102

December 19, 2006

Via EDGAR and Facsimile (202) 772-9368

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:                               Cano Petroleum, Inc.

Ladies and Gentlemen:

Cano Petroleum, Inc. (the “Company”) hereby acknowledges the following:

(1)                                  The Company is responsible for the adequacy and accuracy of the disclosure in the Form S-1 (File No. 333-138003) and in the Form 10-KSB for the fiscal year ended June 30, 2006 and any amendments thereto;

(2)                                  Comments from the Securities and Exchange Commission (the “Commission”) staff or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)                                  The Company may not assert Commission staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Cano Petroleum, Inc.

By:	/s/ Morris B. Smith
Morris B. Smith
Senior Vice President and
Chief Financial Officer